KIDOZ INC.

Hansa Bank Building, Ground Floor, Landsome Road, The Valley AI 2640, Anguilla, British West Indies Ph: (888) 374 2163 Fax: +1 (604) 694 0301

October 4, 2021

Patrick Kuhn

Division of Corporation Finance Office of Trade & Services

Securities and Exchange Commission

Washington, DC

United States of America

Dear Mr. Patrick Kuhn

Kidoz Inc. Form 10-K for fiscal year ended December 31, 2021

File No. 333-120120-01

In reference to your letter dated September 16, 2021, in accordance Exchange Act Release No. 47226 and further clarified by Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and, we will in the future retitle Earnings before interest; depreciation and amortization; stock-based compensation and impairment of goodwill ("EBITDA") to "Adjusted EBITDA". Our Adjusted EBITDA removes additional non-cash expenses such as stock-based compensation and impairment of goodwill from the EBITDA calculation.

In addition, in the future, in accordance with Item 10(e)(1)(i)(B) of Regulation S-K we will include the following reconciliation which further illustrates our description of Earnings before interest; depreciation and amortization; stock-based compensation and impairment of goodwill.

Our Adjusted EBITDA is reconciled as follows:

	2020	2019

Income (Loss) for the year	$103,971	$(14,654,232)
Less
Acquisition of subsidiary - transaction costs	-	190,228
Amortization of operating lease right-of-use assets	54,071	72,416
Depreciation and amortization	564,628	473,854
Stock-based compensation	158,883	15,890
Impairment of goodwill	-	13,877,385
Interest and other income	(1,003)	(3,302)
Deferred taxation on acquisition	-	(752,205)
Adjusted EBITDA	$880,550	$(779,966)

Finally, in the future, in accordance with Item 10(e)(1)(i)(C) of Regulation S-K we will include the following statement disclosing the reasons why we believe that presentation of the non-GAAP financial measure provides useful information to our investors regarding the registrant's financial condition and results of operations:

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America ("GAAP"). We encourage investors to review the GAAP financial measures included in this Annual Report, including our consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We hope that these additional disclosure items will meet your requirements for future disclosure.

If you would like to discuss these matters further, please do not hesitate to contact me on 604-694-0300 or via email henry@kidoz.net.

Thank you.

Yours Sincerely

/s/ H. W. Bromley

Henry Bromley

CFO